UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

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ACUITY BRANDS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	001-16583	58-2632672
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
1170 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia (Address of principal executive offices)		30309-7676 (Zip Code)
Richard K. Reece, (404) 853-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

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Introduction

This Specialized Disclosure Report on Form SD ("Form SD") of Acuity Brands, Inc. ("Acuity Brands" or the "Company") for the year ended December 31, 2014 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, the "Subject Minerals"). The Rule requires certain registrants to conduct a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo ("DRC"), or an adjoining country (collectively, the "Covered Countries").

Company Overview

Acuity Brands is one of the world's leading providers of lighting solutions for commercial, institutional, industrial, infrastructure, and residential applications throughout North America and select international markets. The Company's lighting solutions include devices such as luminaires, lighting controls, lighting components, power supplies, prismatic skylights, light-emitting diode lamps, and integrated lighting systems for indoor and outdoor applications utilizing a combination of light sources, including daylighting, and other devices controlled by software that monitors and manages light levels while optimizing energy consumption. The Company manufactures or procures lighting devices primarily in North America, Europe, and Asia. The production or functionality of certain of the Company's lighting devices requires components such as circuit boards, capacitors, metal wires, electrodes, and other electronic components that contain the Subject Minerals. Consequently, the Company is subject to the disclosure and reporting requirements of the Rule.

Supply Chain Description

The Company utilizes a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs in the most cost-effective manner. The Company operates 16 manufacturing facilities in North America and Europe. The Company also purchases certain components and finished goods from a broad network of suppliers located primarily in the U.S., Asia, and Europe. While some of the Company's products contain the Subject Minerals, the Company does not procure ore or unrefined minerals directly from mines and is many steps removed from the mining of the Subject Minerals. The origin of the Subject Minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion, or other mineral derivatives. The smelters and refiners are consolidating points for ore and, therefore, are in the best position to identify the origin of the ore. The Company relies on its suppliers to provide accurate information, including the identification of smelters and refiners, during its RCOI and due diligence procedures.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Description of Reasonable Country of Origin Inquiry Efforts

For the 2014 reporting year, the Company conducted a supply chain survey with direct suppliers to determine the origin of the Subject Minerals, using the Conflict Minerals Reporting Template. Specifically, the survey requests direct suppliers to identify the smelters and refiners as well as the countries of origin for Subject Minerals contained in the products they sell to the Company. Management reviewed the responses and compared the smelters and refiners identified in the surveys against the lists of facilities with a "conflict free" designation by the Conflict-Free Smelter Program ("CFSP") or other independent third-party audit program. The Company's procedures for the RCOI and due diligence process are overlapping in nature; therefore, this report should be read in conjunction with the Company's Conflict Minerals Report filed as Exhibit 1.01 of this filing.

Conclusion Based on Reasonable Country of Origin Inquiry

Based on its RCOI, the Company believes it is possible that certain of the Subject Minerals used in its products may have originated in the Covered Countries and may not be from recycled or scrap sources. As discussed in the attached Conflict Minerals Report, the Company has insufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the Subject Minerals to conclude whether the Subject Minerals originated in the Covered Countries.

Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2014, filed herewith as Exhibit 1.01, is publicly available at www.acuitybrands.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the fiscal year ended August 31, 2014 and other forms filed by the Company with the SEC.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 2 - EXHIBITS
Item 2.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 1, 2015

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer